

07005805

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/06_____ AND ENDING_____12/31/06_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSG Executions, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

65 Broadway, Suite 1004

(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance Zimmerman   (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
MAR 0 1 2007
WASH. D.C.
185

PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I __Enzo Lippolis_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PSG Executions, Inc._____ , as
of _December 31_____ , 2006, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____President_____

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSG EXECUTIONS, INC.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

PSG Executions, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	8,895
Securities owned, at market		108,301
Receivable from broker-dealer and clearing organization		13,174
Advances to stockholder		45,561
Prepaid income taxes		9,052
Total assets	**$**	**184,983**

Liabilities and Stockholders' Equity

Liabilities

Accrued expenses and other payables	$	22,785
Advances from stockholder		59,130
Total liabilities		81,915

Stockholders' equity

Common stock, no par value; 200 shares authorized		
10 shares issued and outstanding, stated as		10,000
Additional paid-in capital		117,000
Accumulated deficit		(23,932)
Total stockholders' equity		103,068
Total liabilities and stockholders' equity	**$**	**184,983**

The accompanying notes are an integral part of this financial statement.

1. Organization

PSG Executions, Inc. (the "Company") was incorporated on August 27, 2001, under the laws of the State of New York. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On August 22, 2002, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

2. Summary of Significant Accounting Policies

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

3. **Securities Owned At Market**

Securities owned at market consist of a short term income fund.

4. **Advances To/From Stockholders**

Advances are non-interest bearing and due on demand.

5. **Income Taxes**

Deferred taxes are a result of temporary differences arising primarily from accrued expenses and other payables. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of this temporary difference due to the uncertainty regarding near term utilization of such benefit. There has been no change in the valuation allowance in the current period. The net deferred tax asset is as follows:

Deferred taxes consist of the following:

Deferred tax asset	$	600
Valuation allowance		(600)
Net deferred tax asset	$	-

6. **Common Stock**

The Company has both voting and non-voting common stock outstanding. Distribution and liquidation rights between both voting and non-voting common stock are identical.

7. **Clearance Agreement**

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities with a market value of not less than $100,000. This deposit is included in securities owned, at market.

8. **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $38,708, which was $33,247 in excess of its required net capital of $5,461. At December 31, 2006, the Company had aggregate indebtedness of $81,915. The ratio of aggregate indebtedness to net capital was 2.12 to 1.

9.   **Off-Balance-Sheet Risk**

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

From time-to-time the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2006, the Company was not exposed to such credit risk.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * *

Independent Auditor's Report

To the Board of Directors
PSG Executions, Inc.

We have audited the accompanying statement of financial condition of PSG Executions, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PSG Executions, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2007

END